Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 30, 2008

STATOILHYDRO ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on April 30, 2008, entitled "Market information ".

Market information

In consultation with the Oslo stock exchange, StatoilHydro have decided to inform the market of certain information which may provide the market with an understanding of parts of StatoilHydro`s 1 quarter 2008 result.

Petoro, who administers the Norwegian state`s direct financial interest (SDFI), issued their Q1 2008 accounts on 29 April 2008.

Petoro`s quarterly report can be found on http://www.petoro.no/ (Norwegian version) and on http://www.petoro.no/eng/ (English version)

Contacts:

Investor Relations:
Lars Troen Sørensen, senior vice president ,
+47 906 49 144 (mobile) + 47 51 99 77 90 (office)

Geir Bjørnstad, vice president, North America,
+1 203 978 6950

STATOILHYDRO ASA (Registrant)
Dated: April 30, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer